Exhibit 99.1

Xylo Technologies: Revoltz Secures First Institutional Client for PORTO EV Logistics Deployment

TEL AVIV, Israel, April 29, 2025 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that Revoltz Ltd. (“Revoltz”), which is 19.9% held by Charging Robotics, Inc. (OTC: CHEV) (“Charging Robotics”), a Delaware corporation quoted on the OTC Market (62.22% owned by Xylo), has secured its first institutional client for the PORTO EV, Revoltz’s flagship electric micro-vehicle designed for last-mile logistics. The new order marks a significant step in Revoltz’s commercial expansion strategy, transitioning from individual sales into larger fleet deployments.

The institutional customer—a prominent logistics company—will integrate PORTO EVs into its urban delivery fleet, reinforcing the growing demand for sustainable, compact electric mobility solutions across commercial operations.

The order comes shortly after Revoltz’s successful launch of its commercial phase in Israel, which included the delivery of the first 50 PORTO EV units to its exclusive local distributor under a multi-year $2.7 million agreement.

The PORTO EV offers key features ideal for institutional logistics use:

●	High-volume cargo capacity across dual axles

●	Full-day operational range on a single charge

●	Compact design optimized for dense urban areas

●	License-free operation for users aged 16+ under Israeli regulations

The Israeli distributor is leading ongoing sales and service operations, focusing on local delivery fleets, logistics companies, and urban businesses.

As Revoltz continues to scale operations, it expects to further penetrate the growing last-mile delivery sector both in Israel and internationally, addressing a critical need for sustainable urban transportation.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology company focused on innovative growth partnerships, mainly in the advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics and Revoltz are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit  https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo cannot guarantee that the integration of PORTO EVs by its first institutional client, or the expansion into larger fleet deployments, will have a positive impact on Revoltz’s financial or operational results.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com